Filed by RadNet, Inc.

Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

 Subject Company: iCAD Inc.

Commission File Number: 001-09341

Explanatory Note: The following information was provided in connection with the proposed merger of RadNet, Inc. with iCAD, Inc.

Strategy and Product

Q1.	Why is RadNet, Inc. (“RadNet”) acquiring iCAD, Inc. (“iCAD”), and how does this acquisition align with RadNet’s long-term vision and strategy for DeepHealth?

The acquisition of iCAD aims to strengthen our mission to tackle clinical and operational challenges in high-volume care settings, such as breast screening, by harnessing the power of AI and imaging. By combining our technologies, we aim to create a comprehensive portfolio of breast screening AI, integrated viewing and reporting tools, and, in the future, tools like personalized risk assessment. The acquisition aims to enable access to scale, boost commercial and R&D capabilities, and reinforce DeepHealth’s position as a digital health leader in breast health. This move also aims to accelerate AI commercialization more broadly strengthening the commercialization of DeepHealth’s full portfolio of AI-powered screening solutions.

Q2.	How is RadNet going to integrate iCAD’s products into DeepHealth’s breast portfolio? And what solution will you offer for 3D and 2D mammography?

While the exact integration plan is not disclosed pre-close, the intention is to complement DeepHealth’s SmartMammo™ solution suite with iCAD’s complementary products, enhancing DeepHealth’s portfolio in AI-powered cancer detection and screening. The comprehensive, integrated portfolio will bring a variety of screening and risk solutions to a larger customer base globally. Together, we believe we’re positioned to expand access to AI tools and deliver enhanced differentiating value to healthcare providers and their patients.

Q3.	What does this mean for Kheiron’s MIA product that DeepHealth acquired in 2024?

This acquisition builds upon DeepHealth’s AI strategy by integrating leading technologies, including MIA, into a broader solution suite. The focus remains on offering flexible, clinically proven options across diverse breast screening workflows and markets. Together, these solutions will bring a richer portfolio to the UK and European markets.

Q4.	Until the integration occurs, will DeepHealth continue to provide iCAD’s current products as standalone?

Yes. Until the integration is completed, there will be no changes to the current product roadmaps or operations. iCAD’s products will continue to be available and supported as standalone solutions.

Impact on Customers and Patients

Q5.	How will this acquisition benefit DeepHealth’s existing customers, and what will happen to the existing ICAD customers?

The acquisition aims to enhance DeepHealth’s product, engineering, and commercial capabilities, allowing for a more comprehensive offering and improving customer access to integrated AI tools. ICAD customers are expected to benefit from access to a broader suite of solutions, while existing DeepHealth customers are expected to gain AI CADe/x solutions for more mammography systems beyond 3D Hologic and GE HealthCare units.

Q6.	How will the acquisition improve patient clinical outcomes, and when will we see change for the practitioners?

By integrating ICAD’s technologies with DeepHealth’s SmartMammo™, the combined offering aims to enhance cancer detection, improve workflow efficiency, and reduce recalls. We expect these benefits will be seen progressively post-integration, starting later in 2025.

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Q7.	Will DeepHealth distributors/partners include iCAD’s solutions?

Yes, once the integration is underway, DeepHealth partners and distributors are expected to include iCAD’s solutions in their portfolios, enhancing value and reach.

Q8.	What does this mean to iCAD’s current customer base and partnerships

There will be no immediate changes. iCAD’s existing customers and partners will continue receiving the same support. Over time, they may gain access to an expanded suite of DeepHealth solutions.

Q9.	iCAD is also powering EBCD-like breast screening programs (i.e., at SimonMed); which of the two solutions is better for breast screening?

Different service providers have created augmented screening offerings for their patients. These solutions vary per provider. Some include a questionnaire or image-based risk, and others include second reader workflows, like RadNet’s EBCD. The integrated portfolio of iCAD and DeepHealth will allow providers to add more features to their offerings, expanding access to augmented breast screening.

Market and Competitive Landscape

Q10.	How does this acquisition position DeepHealth in the competitive landscape and are there any other companies in the pipeline to acquire?

The acquisition is expected to add to DeepHealth an installed base of over 1,500 healthcare provider locations across over 50 countries, accelerate the adoption of AI, broaden the availability of a portfolio of solutions focused on breast health, and solidify our position as a global leader in AI-powered population health solutions. While we continuously review opportunities that align with our strategic vision and industry trends, in line with our company policy, we do not comment on speculation or rumours regarding potential business transactions. We will provide updates on any significant developments when appropriate.

Q11.	Will this acquisition help DeepHealth expand its market share, and if so, what are the key markets it is looking to expand into?

Yes, the acquisition supports global expansion—especially in segments with high-volume diagnostic and breast screening needs—by increasing its footprint and unlocking new distribution channels and markets, such as Europe.

Operational and Financial Considerations

Q12.	What is the financial structure of this acquisition?
•	The acquisition of iCAD, Inc. by RadNet, Inc. is structured as an all-stock transaction. Under the terms of the merger agreement, iCAD stockholders will receive 0.0677 shares of RadNet common stock for each share of iCAD common stock they hold at the closing of the merger.
•	Based upon RadNet’s closing price on Monday, April 14, 2025, this represents a transaction value of approximately $103 million, or approximately $3.61 per share of iCAD common stock on a fully diluted basis, or an approximately 98% premium to iCAD stockholders based on iCAD’s closing stock price on Monday, April 14, 2025.
•	The transaction, expected to close in the second or third quarter of 2025, is subject to approval by iCAD stockholders and other customary closing conditions, and was unanimously approved by each company’s board of directors.
•	Once finalized, we will work to fully integrate iCAD into DeepHealth’s portfolio, with the goal of aligning its breast health solutions with DeepHealth’s and expanding the AI-driven imaging and digital health ecosystem.

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Q13.	What are the expected synergies between DeepHealth and iCAD?

Expected synergies include cost, commercial and product synergies. Cost synergies through direct savings (e.g., board of directors, public company costs, audits, etc.), as well as fulfilling pre-existing hiring plans of DeepHealth. Commercial synergies through upselling DeepHealth offerings into iCAD installed base, access to 50+ countries, European growth acceleration in screening solutions, and shared funnel opportunities. Product synergies through the highly complementary offerings on day 1, additional future products such as Breast Arterial Calcification and Image-based Risk Assessment, and expanded Product, R&D and Regulatory capacity to accelerate new solutions, iCAD is projected to deliver a positive adjusted EBITDA1 run rate by the end of 2026.

Q14.	Is the acquisition expected to be earnings dilutive or accretive for DeepHealth?

The acquisition is expected to be earnings dilutive in the near term but adjusted EBITDA positive in the mid-term. iCAD is currently operating at an annual adjusted EBITDA loss, which is expected to contribute a negative adjusted EBITDA impact in the low single-digit millions to RadNet in the first year post-close. However, RadNet anticipates a progressive improvement in iCAD’s financial performance through growth and synergies, with the business projected to reach a positive adjusted EBITDA run rate by the end of 2026.

Q15.	What is the anticipated adjusted EBITDA contribution from iCAD post-acquisition?

iCAD is currently operating at an annual adjusted EBITDA loss, which is expected to contribute a negative adjusted EBITDA impact in the low single-digit millions to RadNet in the first year post-close. However, RadNet expects a progressive financial improvement through growth and synergies. The business is projected to reach a positive adjusted EBITDA run rate by the end of 2026.

Q16.	What are the cost savings or synergies expected from the acquisition?

RadNet anticipates over $7M in annualized cost synergies: approximately $4M from direct savings (such as public company costs, board, and audit expenses) and $3M from partially fulfilling pre-existing DeepHealth hiring plans with iCAD personnel. This is expected to be realized in an 18-month timeframe following closing of the transaction.

Q17.	DeepHealth had allocated a $20M investment in development and commercial capabilities for 2025, will iCAD’s commercial capabilities integration replace this investment?

ICAD’s commercial team will absorb about 15% of DeepHealth’s previously announced $20M investment plan in commercial capabilities for 2025. This provides efficiency while maintaining momentum on DeepHealth’s growth roadmap.

Integration and Workforce

Q18.	How will the integration process be handled, and what is the timeline?

The integration process will be clearly communicated after the deal closes, anticipated in the second half of 2025. Initial integration activities will likely occur around Q3 2025, with comprehensive details provided closer to that time.

Q19.	What will happen to iCAD’s employees and leadership team?

Specific details about workforce integration will be communicated clearly after the acquisition closes and integration plans are finalized. Between the signing and closing of the transaction, RadNet and iCAD will remain separate, independent companies.

Ethics, Data, and Privacy

Q20.	How will DeepHealth ensure data security and privacy compliance during and after this acquisition?

DeepHealth will maintain rigorous compliance with data security and privacy regulations throughout and following the acquisition. Specific measures and practices will be outlined and communicated as part of the detailed integration plan.

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Q21.	What measures are in place to ensure the acquisition addresses AI fairness and avoids bias?

DeepHealth has historically emphasized fairness and the ethical use of AI. Ensuring AI fairness and mitigating bias will continue to be integral aspects of their product development, quality assurance processes, and regulatory compliance efforts post-acquisition.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between RadNet, Inc. (“RadNet”) and iCAD, Inc. (“iCAD”), RadNet plans to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that constitutes a prospectus of RadNet and will also include a proxy statement of iCAD. After the registration statement has been declared effective, iCAD will mail the proxy statement/prospectus to its stockholders. The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about RadNet, iCAD, the proposed transaction and related matters. RadNet and iCAD may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or any other document which RadNet or iCAD may file with the SEC. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus), as well as any amendments or supplements to these documents, in connection with the proposed transaction, when available, because they will contain important information about the proposed transaction and related matters. Investors will be able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus (when available), and other documents filed by RadNet or iCAD with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by RadNet can be obtained by contacting RadNet’s Investor Relations by telephone at (310) 445-2800 or by mail at 1510 Cotner Avenue, Los Angeles, California 90025. In addition, investors are able to obtain free copies of the documents filed with the SEC on RadNet’s website at www.radnet.com (which website is not incorporated herein by reference). Copies of the documents filed with the SEC by iCAD can be obtained by contacting iCAD’s Investor Relations by telephone at (608) 882-5200 or by mail at 2 Townsend West, Suite 6, Nashua, New Hampshire 03063. In addition, investors are able to obtain free copies of the documents filed with the SEC on iCAD’s website at www.icadmed.com (which website is not incorporated herein by reference).

Participants in the Solicitation

RadNet, iCAD and their respective directors and executive officers may be considered participants in the solicitation of proxies from iCAD’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of RadNet is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024. Information about the directors and executive officers of iCAD is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29, 2024. To the extent holdings of RadNet’s or iCAD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of RadNet’s stockholders and iCAD’s stockholders generally, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at RadNet or iCAD or from RadNet’s website or iCAD’s website, in each case, as described above.

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Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “seek, “should,” “target,” “will” or “would,” the negative of these words, and similar references to future periods. Examples of forward-looking statements include statements regarding the anticipated benefits of the proposed transaction, the impact of the proposed transaction on RadNet’s and iCAD’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction are based on the current estimates, assumptions and projections of RadNet and iCAD, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond RadNet’s and iCAD’s control.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of RadNet’s and iCAD’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of RadNet’s and iCAD’s control. RadNet’s, iCAD’s and RadNet’s actual results and financial condition following the proposed transaction may differ materially from those indicated in the forward-looking statements as a result of various factors. None of RadNet, iCAD or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of RadNet or iCAD. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on RadNet’s and iCAD’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of iCAD or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of RadNet or iCAD to maintain relationships with its customers, patients, payers, physicians, and providers and retain its management and key employees, (4) the ability of RadNet following the proposed transaction to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of RadNet following the proposed transaction to execute successfully its strategic plans, (7) the ability of RadNet following the proposed transaction to promptly and effectively integrate iCAD into its business, (8) the risk of litigation related to the proposed transaction, (9) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters, (10) the risk of legislative, regulatory, economic, competitive, and technological changes, (11) risks relating to the value of RadNet’s securities to be issued in the proposed merger, and (12) the effect of the announcement, pendency or completion of the proposed transactions on the market price of the common stock of each of RadNet and iCAD. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in RadNet’s and iCAD’s respective filings with the SEC, including the risk factors discussed in RadNet’s and iCAD’s most recent Annual Reports on Form 10-K, as updated by their respective Quarterly Reports on Form 10-Q and future filings with the SEC, as well as the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

Forward-looking statements included herein are made only as of the date hereof and, except as required by applicable law, neither RadNet nor iCAD undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

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Note Regarding Use of Non-GAAP Financial Measures

This communication contains certain financial information not reported in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), such as “Adjusted EBITDA” which is calculated as earnings before interest, taxes, depreciation and amortization, each from continuing operations and excludes losses or gains on the disposal of equipment, other income or loss, loss on debt extinguishments, bargain purchase gains and non-cash equity compensation. Adjusted EBITDA is a non-GAAP financial measure used as an analytical indicator by RadNet management and the healthcare industry to assess business performance, and is a measure of leverage capacity and ability to service debt. Adjusted EBITDA should not be considered a measure of financial performance under GAAP, and the items excluded from Adjusted EBITDA should not be considered in isolation or as alternatives to net income as presented in RadNet’s consolidated financial statements. As Adjusted EBITDA is not a measurement determined in accordance with GAAP and is therefore susceptible to varying methods of calculation, this metric, as presented, may not be comparable to other similarly titled measures of other companies.

RadNet uses both GAAP and non-GAAP metrics to measure its financial results. RadNet believes that, in addition to the GAAP metric of net income, the most directly comparable GAAP financial measure, Adjusted EBITDA assists RadNet in measuring its cash-based performance. RadNet believes this information is useful to investors and other interested parties because it removes unusual and nonrecurring charges that occur in the affected period and provides a basis for measuring RadNet’s financial condition against other quarters. Such information should not be considered as a substitute for any measures calculated in accordance with GAAP, and may not be comparable to other similarly titled measures of other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

It should also be noted that projected financial information is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and no pro forma adjustments have been applied or reflected therein. These measures are provided for illustrative purposes only based on historical financial information of RadNet and iCAD and do not reflect pro forma adjustments. None of this information should be considered in insolation from, or as a substitute for, the historical financial statements of RadNet or iCAD. Important risk factors could cause actual results and other future events to differ materially from those currently estimated by management, including, but not limited to, those described in “Forward-Looking Statements.”

RadNet’s expectations or long-term targets for iCAD’s Adjusted EBITDA run rate and Adjusted EBITDA are also non-GAAP financial measures that exclude or otherwise have been adjusted for non-GAAP adjustment items from RadNet’s GAAP financial statements. When RadNet provides expectations or long-term targets for any of the non-GAAP metrics described above, RadNet does not provide reconciliations of the U.S. GAAP measures as RadNet is unable to predict with a reasonable degree of certainty the actual impact of the non-GAAP adjustment items. By their very nature, non-GAAP adjustment items are difficult to anticipate with precision because they are generally associated with unexpected and unplanned events that impact RadNet and its financial results. Therefore, RadNet is unable to provide a reconciliation of these measures without unreasonable efforts.

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